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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                REPUBLIC TECHNOLOGIES INTERNATIONAL HOLDINGS, LLC

                      COMMISSION FILE NUMBER: 333-90709-04

                           NOTIFICATION OF LATE FILING


  (Check One):   |X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q

                 |_|   Form N-SAR


                    For the Period Ended: DECEMBER 31, 1999
                                          -----------------


   |_| Transition report on Form 10-K         |_|Transition report on Form 10-Q

   |_| Transition report on Form 20-F         |_|Transition report on Form N-SAR

   |_|Transition report on Form 11-K


For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  REPUBLIC TECHNOLOGIES INTERNATIONAL HOLDINGS, LLC
                          -------------------------------------------------

Former name if applicable: N/A
                          -------------------------------------------------

Address of principal executive office: (Street and number): 3770 EMBASSY PARKWAY
                                                            --------------------

City, state and zip code: AKRON, OHIO 44333-8367
                          -------------------------------------------------


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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |X|   (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    |X|   (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    |_|   (c)     The accountant's statement or other exhibit required by Rule
                  12b-25 has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         A combination was completed on August 13, 1999 which occurred through a series of mergers, asset transfers and related steps among Bar Technologies Inc., Republic Engineered Steels, Inc., USS/Kobe Steel Company and various of their affiliates that resulted in the formation of Republic Technologies International Holdings, LLC (the "Company"). The Company is in the process of preparing initial audited consolidated financial statements following its recent formation. In connection with this effort, the Company could not without unreasonable effort or expense file its Form 10-K for the year ended December 31, 1999 with the Commission pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

         The Company confirms its intention to file the report on Form 10-K no later than fifteen calendar days after the original due date.


                                     PART IV
                                OTHER INFORMATION

         (1)      Name and telephone number of person to contact in regard to
this notification:      JOSEPH A. KACZKA, (330) 670-3000
                   ------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                             |X|   yes           |_|   no


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             |X|   yes           |_|  no

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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



         The Company's results of operations for the year ended December 31, 1999 include amounts for Republic Engineered Steels, Inc. and Bar Technologies, Inc for the full year and USS/Kobe Steel Company from the acquisition date of August 13, 1999, while the Company's results of operations for the year ended December 31, 1998 include amounts from Republic Engineered Steels, Inc from the acquisition date of September 8, 1998 and Bar Technologies, Inc. for the full year. Although the statement of operations could not be completed without unreasonable effort or expense as described in Part III above, the Company anticipates that the net loss for the year ended December 31, 1999 (combined periods of January 1, 1999 through August 12, 1999 for the combined predecessor and August 13, 1999 through December 31, 1999 for the Company consolidated) will be greater than the prior year. At this point the difference cannot be quantified.



                REPUBLIC TECHNOLOGIES INTERNATIONAL HOLDINGS, LLC
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2000        By:  /S/  JOSEPH A. KACZKA
                                  ----------------------------------------
                                  Vice President of Finance and Controller